FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the                 July 18, 2002
                       -----------------------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   18th July 2002                  /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)



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This is the form of material change report required under section 85(1) of the
Securities Act.

                                    FORM 53-901.F
                                    -------------

                                    Securities Act
                                    --------------

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.         REPORTING ISSUER
                ----------------

                Indo-Pacific Energy Ltd.
                284 Karori Rd
                Karori
                New Zealand

ITEM 2.         DATE OF MATERIAL CHANGE
                -----------------------

                On or about July 18, 2002

ITEM 3.         PRESS RELEASE
                -------------

                July 18, 2002 Wellington, New Zealand

ITEM 4.         SUMMARY OF MATERIAL CHANGE
                --------------------------

                INDO-PACIFIC ENERGY ANNOUNCES HUINGA-1B FLOW-TESTS OIL

                Wellington, New Zealand - July 18, 2002-- /PRNewswire/--

                Indo-Pacific Energy Ltd. (INDOF) advises that a flow test of the uppermost Kapuni Formation sandstone in the Huinga-1B well in exploration permit PEP38716, was carried out over the last weekend. The test was of the open hole interval from 4,371m (14,340 feet) to approximately 4,429m (14,530 feet), beneath the base of the 7" casing. Due to plugging of the test tubing by rock material moving with the fluid, the effective flow time of the test was limited to about 3 hours. During this time a total of 90 barrels of fluids was recovered from the formation, of which 21 barrels was a dark, waxy 32 degree API sweet oil, the remainder being oil cut water, which is considered to be predominantly or totally drilling fluids lost into the formation during drilling.

                Indo-Pacific holds a total 12.3% interest in PEP 38716 and the Huinga-1B well, and is paying 12.3% of incremental Huinga-1B costs over the expenditure limit of its 'carry' agreement with Preussag Energie. Other participants are Swift Energy Company, Preussag Energie GmbH, Bligh Oil & Minerals NL, Pancontinental Oil & Gas NL and Impress Ventures Ltd.

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Page 2

ITEM 5.         FULL DESCRIPTION OF MATERIAL CHANGE
                -----------------------------------

                INDO-PACIFIC ENERGY ANNOUNCES HUINGA-1B FLOW-TESTS OIL

                Wellington, New Zealand - July 18, 2002-- /PRNewswire/--

                Indo-Pacific Energy Ltd. (INDOF) advises that a flow test of the uppermost Kapuni Formation sandstone in the Huinga-1B well in exploration permit PEP38716, was carried out over the last weekend. The test was of the open hole interval from 4,371m (14,340 feet) to approximately 4,429m (14,530 feet), beneath the base of the 7" casing. Due to plugging of the test tubing by rock material moving with the fluid, the effective flow time of the test was limited to about 3 hours. During this time a total of 90 barrels of fluids was recovered from the formation, of which 21 barrels was a dark, waxy 32 degree API sweet oil, the remainder being oil cut water, which is considered to be predominantly or totally drilling fluids lost into the formation during drilling.

                Pressure data from the test has now been recovered and analyzed, and indicates that the rocks in the test interval have been affected by the substantial amounts of drilling fluids and lost circulation material absorbed by the formation. Hence the flow results may be a conservative statement of the flow potential of this reservoir.

                Similar hydrocarbon shows in sandstones beneath the test interval down to the 4,500m (14,764 feet) and in fractures in the basement rock above the test interval, are consistent with the presence of a hydrocarbon column in sandstone and associated fractures over a vertical extent of at least 230m (750 feet). Further flow testing of these intervals should resolve whether this is so.

                The present operation is to set a 5" casing liner in the open hole interval to at least cover the tested interval, then to perforate casing opposite this tested interval and opposite the fractures above, and to set a sliding sleeve production tubing assembly into the well. Thereafter, the rig will be released from the site. Extended flow-testing of both the Kapuni sands and the fractures will then be conducted. This is expected to commence in the next few weeks.

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Page 3

                The Huinga-1 site is located on the eastern margin of the Taranaki Basin, New Zealand, 3 miles east of Swift Energy's Waihapa oil and gas production station and pipeline system. The Huinga structure has been mapped on seismic as extending over an area of several square miles adjacent to the Taranaki Boundary Fault. The prospectivity of this fault trend has been highlighted by Swift Energy's Rimu and Kauri oil discoveries, and the Makino-1 well just south of PEP 38716.

                Indo-Pacific holds a total 12.3% interest in PEP 38716 and the Huinga-1B well, and is paying 12.3% of incremental Huinga-1B costs over the expenditure limit of its 'carry' agreement with Preussag Energie. Other participants are Swift Energy Company, Preussag Energie GmbH, Bligh Oil & Minerals NL, Pancontinental Oil & Gas NL and Impress Ventures Ltd.

                CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel:
                1-866-999-4639
                Web site: http://www.indopacific.com Email: ir@indopacific.com
                          --------------------------        ------------------

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT
                ------------------------------------

                N/A

ITEM 7.         OMITTED INFORMATION
                -------------------

                None

ITEM 8.         SENIOR OFFICERS
                ---------------

                David Bennett, President and Chief Executive Officer


ITEM 9.         STATEMENT OF SENIOR OFFICER
                ---------------------------

                The foregoing accurately discloses the material change referred to herein.


July 18, 2002   /s/ David Bennett
                ---------------------------------------------
                David Bennett, President/Chief Executive Officer

                Place of Declaration: Wellington, New Zealand
                ---------------------------------------------

              INDO-PACIFIC ENERGY ANNOUNCES HUINGA-1B FLOW-TESTS OIL

Wellington, New Zealand - July 18, 2002-- /PRNewswire/--

Indo-Pacific Energy Ltd. (INDOF) advises that a flow test of the uppermost Kapuni Formation sandstone in the Huinga-1B well in exploration permit PEP38716, was carried out over the last weekend. The test was of the open hole interval from 4,371m (14,340 feet) to approximately 4,429m (14,530 feet), beneath the base of the 7" casing. Due to plugging of the test tubing by rock material moving with the fluid, the effective flow time of the test was limited to about 3 hours. During this time a total of 90 barrels of fluids was recovered from the formation, of which 21 barrels was a dark, waxy 32 degree API sweet oil, the remainder being oil cut water, which is considered to be predominantly or totally drilling fluids lost into the formation during drilling.

Pressure data from the test has now been recovered and analyzed, and indicates that the rocks in the test interval have been affected by the substantial amounts of drilling fluids and lost circulation material absorbed by the formation. Hence the flow results may be a conservative statement of the flow potential of this reservoir.

Similar hydrocarbon shows in sandstones beneath the test interval down to the 4,500m (14,764 feet) and in fractures in the basement rock above the test interval, are consistent with the presence of a hydrocarbon column in sandstone and associated fractures over a vertical extent of at least 230m (750 feet). Further flow testing of these intervals should resolve whether this is so.

The present operation is to set a 5" casing liner in the open hole interval to at least cover the tested interval, then to perforate casing opposite this tested interval and opposite the fractures above, and to set a sliding sleeve production tubing assembly into the well. Thereafter, the rig will be released from the site. Extended flow-testing of both the Kapuni sands and the fractures will then be conducted. This is expected to commence in the next few weeks.

The Huinga-1 site is located on the eastern margin of the Taranaki Basin, New Zealand, 3 miles east of Swift Energy's Waihapa oil and gas production station and pipeline system. The Huinga structure has been mapped on seismic as extending over an area of several square miles adjacent to the Taranaki Boundary Fault. The prospectivity of this fault trend has been highlighted by Swift Energy's Rimu and Kauri oil discoveries, and the Makino-1 well just south of PEP 38716.

Indo-Pacific holds a total 12.3% interest in PEP 38716 and the Huinga-1B well, and is paying 12.3% of incremental Huinga-1B costs over the expenditure limit of its 'carry' agreement with Preussag Energie. Other participants are Swift
Energy Company, Preussag Energie GmbH, Bligh Oil & Minerals NL, Pancontinental Oil & Gas NL and Impress Ventures Ltd.


CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com
          --------------------------        ------------------

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.


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